UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 15, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED PROVIDES AN UPDATE
ON RESTART OF CERTAIN OPERATIONS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

15 April 2020
NEWS RELEASE

AngloGold Ashanti Provides an Update on Restart of Certain Operations

(PRESS RELEASE – JOHANNESBURG) – AngloGold Ashanti recognises the significant global challenge presented by the COVID-19 pandemic. We are working closely with governments and civil society groups in each of our operating jurisdictions to help slow the spread of the virus, mitigate the risks of infection, ensure the sick receive treatment and cushion the economic impact caused by necessary government measures to slow its spread. Throughout this process, we continue to prioritise the safety and health of our employees and host communities.

This update provides details on the restart of production that had been suspended in Argentina, Brazil and
South Africa, highlights the recent affirmation of our credit rating outlook by Moody’s Investor Service and today’s repayment of the 10-year, $700m bond, which has now matured.

“A diverse portfolio and proactive management of our balance sheet has given us flexibility during this unprecedented time,” said Chief Executive Officer Kelvin Dushnisky. “We’re focused on the health of our employees and our communities, while ensuring we have the ability to contribute meaningfully to a range of vital public health and economic initiatives in each of our operating jurisdictions.”

Update on operations in Latin America

AngloGold Ashanti’s sole mine in Argentina, Cerro Vanguardia, successfully restarted milling operations on
6 April 2020. The operation has now ramped up capacity and will initially process stockpiles, allowing production to remain near planned levels with a significantly smaller staff complement. The mining operation had been suspended since 21 March 2020 as a result of countrywide COVID-19 related restrictions on travel and border closings.

In 2019, Cerro Vanguardia produced 225,000oz at an all-in sustaining cost of $859/oz.

In Brazil, at Mineração Serra Grande S.A. (Serra Grande), operations resumed based on the Municipality
Decree and Federal Statement (Ordinance) from the Mining Minister. Ramp up of production began on 5
April 2020 following a suspension that took effect on 27 March 2020 in response to measures taken by local authorities to limit the spread of COVID-19.

In 2019, Serra Grande produced 123,000oz at an all-in sustaining cost of $1,105/oz.

In each case, the resumption of operations has occurred alongside stringent screening, hygiene, social distancing and other measures designed to mitigate the risk of infection.

The Company’s operations in the state of Minas Gerais in Brazil (AGA Mineração) continue as they do in
Australia, Tanzania, the DRC, Guinea, Ghana and Mali. Exploration work in the USA has been suspended for a time. The situation related to COVID-19 continues to evolve rapidly and the Company will continue to assess developments and provide updates as they occur.

Update on the South African operations

AngloGold Ashanti has been granted permission by the Department of Mineral Resources & Energy for the
limited restart of its Surface Operations in South Africa, which have now recommenced operation on a limited basis. This includes the processing of marginal ore dumps at the West Wits Operations and the reclamation of tailings at the Mine Waste Solutions business unit, in the Vaal River region.

The restart of these operations on 6 April 2020 has been facilitated by about 500 employees, spread across both the West Wits and Vaal River regions. This is less than a third of the usual staff complement for these business units, and roughly 8% of our total South Africa workforce. All sites have the requisite Covid-19 risk management plans in place. The limited restart will help safeguard technical infrastructure and enable a safe and quick resumption of all remaining operations once the lockdown is over.

In 2019, the marginal ore dumps business produced 70,000oz at an all-in sustaining cost of $1,272/oz and
Mine Waste Solutions produced 106,000oz at an AISC of $894/oz.

Production from the Mponeng underground operation remains suspended during the lockdown which is currently expected to continue to 30 April 2020. This is now the only one of AngloGold Ashanti’s 14 operations where production is currently suspended.

Moody’s Investor Service and Bond Repayment

AngloGold Ashanti is pleased to announce that Moody's Investors Service has affirmed the Company’s
Baa3 credit rating, with a stable outlook.

Moody’s cited the favourable geographic diversification of the Company’s portfolio, which offers a de-risked production profile which links to multiple streams of free cash flow generation. Furthermore, it cited the conservative financial policies in place and the proactive measures that the Company has taken to manage the COVID-19 impacts. Moody’s also noted a strong liquidity position.

AngloGold Ashanti will today repay the principal of $700m on its 10-year bond issued in April 2010, which has now matured. As announced on 27 March 2020, the funds for the repayment of the bond have been drawn from the $1.4 billion revolving credit facility. The Company is in a strong cash position after the bond repayment, and as mentioned on the 27 March 2020 is procuring additional credit facilities to further bolster available liquidity. Further updates in this regard along with the release of its first quarter market update, on
11 May 2020.

Background

AngloGold Ashanti remains in a state of high-alert and preparedness to deal with the global challenge presented by the COVID-19 outbreak. The Company has created heightened awareness around the
COVID-19 virus and steps to prevent its spread, stepped up screening and surveillance of employees, banned non-essential travel, instituted clear self-quarantine measures where applicable and increased hygiene awareness and facilities across its operations, in addition to a range of other measures taken to mitigate the risks presented by the virus.

AngloGold Ashanti is continually monitoring the situation related to the COVID-19 outbreak as it unfolds and remains in close contact with authorities in each country, with our employees and with our key suppliers and other business partners, to help ensure business continuity and mitigate any interruptions that may occur.

For additional information on AngloGold Ashanti’s response to COVID-19, please refer to our website.

Ends

JSE Sponsor
The Standard Bank of South Africa Limited

CONTACTS

Media

Stewart Bailey +27 11 637 6031 / +27 81 032 2563 sbailey@anglogoldashanti.com
Chris Nthite +27 11 637 6388/+27 83 301 2481  cnthite@anglogoldashanti.com
General inquiries media@anglogoldashanti.com

Investors

Sabrina Brockman +1 646 880 4526/ +1 646 379 2555  sbrockman@anglogoldashanti.com

Yatish Chowthee +27 11 637 6273 / +27 78 364 2080 yrchowthee@anglogoldashanti.com

Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, (including as a result of the COVID-19 pandemic), the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, (including as a result of the COVID-19 pandemic), the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the
United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold
Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.
AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.

All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: April 15, 2020
By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance